[redacted]

AB* 11/20

08033060

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15775

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2007 (MM/DD/YY) AND ENDING 09/30/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bodell Overcash Anderson & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Fenton Building; P.O. Box 1237
(No. and Street)

Jamestown, (City) New York (State) 14702 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah Ekback 716-484-7141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brock, Schechter & Polkoff, LLP
(Name – *if individual, state last, first, middle name*)

726 Exchange Street, Suite 822; (Address) Buffalo, (City) New York (State) 14210 (Zip Code)

PROCESSED
NOV 25 2008
THOMSON REUTERS

SEC Mail Processing Section
NOV 19 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John E. Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bodell Overcash Anderson & Co., Inc., as of September 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres

Title

Danielle M Cederquist

Notary Public

DANIELLE M. CEDERQUIST
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN CHAUTAUQUA COUNTY
01CE6066489
MY COMMISSION EXPIRES NOV.18. 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BODELL OVERCASH ANDERSON & CO., INC.

Financial Statements
September 30, 2008

(SEC. I.D. NO. 8-05148)
Statement of Financial Condition
as of September 30, 2008
and Independent Auditors' Report and
Supplemental Report on Internal Control Structure

* *

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

BROCK, SCHECHTER & POLAKOFF, LLP
CERTIFIED PUBLIC ACCOUNTANTS • CONSULTANTS

INDEPENDENT AUDITORS' REPORT

The Shareholders
Bodell Overcash Anderson & Co., Inc.

We have audited the statement of financial condition of Bodell Overcash Anderson & Co., Inc. as of September 30, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement presents fairly, in all material aspects, the financial condition of Bodell Overcash Anderson & Co., Inc. at September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule on page seven is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brock, Schechter & Polakoff LLP

October 27, 2008
Buffalo, New York

726 Exchange Street • Suite 822 • Buffalo, New York 14210 • Tel: (716) 854-5034 • Fax: (716) 854-7195 • www.bspcpa.com
80 N. Main Street • Wellsville, New York 14895 • Tel: (585) 593-5011
2225 Sheppard Avenue East • Suite 1001, Atria III • Toronto, Ontario M2J 5C2 • Canada • Tel: (416) 498-6520

BROCK, SCHECHTER & POLAKOFF, LLP
CERTIFIED PUBLIC ACCOUNTANTS • CONSULTANTS

October 27, 2008

Bodell Overcash Anderson & Co., Inc.
One Fenton Building
Jamestown, New York

Dear Sirs:

In planning and performing our audit of the financial statements of Bodell Overcash Anderson & Co., Inc. (the "Company") for the year ended September 30, 2008, we considered its internal control structure including the procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) ;(2) in complying with the requirements for prompt payment for mutual fund securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the

financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and should not be used for any other purpose.

Sincerely,

Brock, Schechter & Polakoff LLP

Brock, Schechter & Polakoff, LLP
Buffalo, New York
October 27, 2008

Statement of Financial Condition
September 30, 2008

Assets

Cash	$ 254,248
Cash - special account for the benefit of customers	13,508
Advances to employees	10,480
Commissions receivable	61,475
Prepaid expenses	13,897
Note receivable, employee	3,363
Deposit with clearing organization	10,000
Security deposit	1,400
Investments	9,171
Equipment and Improvements, at cost less accumulated depreciation of $34,489	20,997
Total Assets	$ 398,539

Liabilities and Shareholders' Equity

Liabilities	
Accounts payable	$ 14,197
Accrued expenses	247,873
Total liabilities	262,070
Shareholders' Equity	
Common stock - no par value, authorized 200 shares, issued and outstanding 76 shares	43,500
Additional paid in capital	3,436
Accumulated other comprehensive income	5,918
Retained earnings	83,615
Total shareholders' equity	136,469
Total liabilities and shareholders' equity	$ 398,539

The accompanying notes to financial statements are an integral part of these statements

1. Summary of Significant Accounting Policies

Nature of Operations
The Company is a fully disclosed broker and dealer in securities clearing all trades, with the exception of mutual funds, through First Southwest Company. The Company was founded in Jamestown, New York in 1970 and has offices in Jamestown, Fredonia and Lockport, New York. Prior to January 1, 2004, the Company was a self clearing broker and dealer in securities.

Segregated Cash
Cash is segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Customers' Securities Transactions
Customers' securities transactions are recorded on a settlement date basis with related commission income and expense recorded on a trade date basis.

Equipment and Improvements
Equipment and improvements are carried at cost. Depreciation is computed using the straight-line method over the estimated service lives of the property. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain of loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.

Income Taxes
The Company follows the practice of providing for income taxes based on amounts reportable for income tax purposes.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Cash Segregated Under Federal Regulations

Cash of $13,508 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

3. Note Receivable – Employee

The Company entered into an unsecured loan agreement with an employee for a total of $7,000 receivable in sixty monthly installments of $143 including interest at 6 percent per annum. The outstanding balance at September 30, 2008 was $3,363.

4. Investments

Investments consist of available for sale common stock. All investments are carried at fair market value. Bodell Overcash Anderson & Co., Inc. has the following portfolio of investments:

	September 30, 2008		
	Estimated Fair Value	Gains in Accumulated Other Comprehensive Income	Losses in Accumulated Other Comprehensive Income
Current			
Common stock	$ 9,171	$ 5,918	$ -

5. Equipment and Improvements

Equipment and improvements consist of the following:

	September 30, 2008
Equipment	$ 44,979
Improvements	5,544
Less: accumulated depreciation	(29,526)
Equipment and improvements - net	$ 20,997

6. Profit Sharing Plan

The Company has a qualified noncontributory profit sharing plan for eligible employees of the Company. The Company's contribution to the plan, as determined by the Board of Directors on a yearly basis, is discretionary but may not exceed 15 percent of the annual compensation paid to all participating employees. The Company's contribution to the profit sharing plan for the year ended September 30, 2008 was $133,756.

7. Net Capital Provision

Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such rule. Net capital and the related ratio of aggregate indebtedness to net capital (both as defined) may fluctuate on a daily basis. At September 30, 2008, the Company had net capital and net capital requirements of approximately $84,930 and $50,000, respectively. The Company's net capital ratio of aggregate indebtedness to net capital which may not exceed 15 to 1 under Rule 15c3-1 was 3.09 to 1.00 at September 30, 2008.

8. Income Taxes

Income taxes consist of the following at September 30, 2008:

Provision for Federal Income tax	$ 2,097
Provision for NYS Franchise tax	1,100
Total	$ 3,197

9. Operating Leases

On July 1, 2005, the Company entered into a three-year operating lease agreement for its Jamestown, New York office with monthly payments of $1,328. The lease expired June 2008. On September 1, 2008 the Company entered into a new three-year operating lease agreement with monthly payments of $1,600. The lease expires August 2011.

On August 22, 2005, the Company entered into a five-year operating lease agreement for its Fredonia, New York office with monthly payments of $700. The lease expires September 2010.

On October 1, 2006, the Company renewed its operating lease for its Lockport, New York office. The lease was renewed through September 2008 with monthly payments of $1,000. A new lease was entered into beginning in October 2008 for two years. Monthly payments are scheduled to be $949 for the first year and increasing to $999 for the second year.

On October 1, 2005, the Company entered into a three-year operating lease for a copier with monthly payments of $101. The lease expired September 2008.

Lease expense for the year ended September 30, 2008 was $38,429.

Minimum annual rentals due under these operating leases are as follows for the year ending September 30:

2009	$ 21,387
2010	31,187
2011	17,600

10. Advertising

Advertising costs are expensed as incurred. Total advertising costs for the year ended September 30, 2008 were $15,520.

11. Concentration of Cash

At September 30, 2008, the Company had amounts deposited in a bank with a high credit rating, in excess of the FDIC's deposit insurance maximum of $100,000.

Supplementary Information

Computation of Net Capital under Rule 15c3-1 of The Securities and Exchange Commission As of September 30, 2008

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2008

Total shareholders' equity	$ 136,469
Total capital	136,469
Deductions and/or charges	
Total nonallowable assets from the statement of financial condition:	
Equipment and improvements	20,997
Other assets	29,166
	50,163
Haircut on securities	1,376
Net Capital	$ 84,930
Aggregate Indebtedness	
Items included in statement of financial condition:	
Accounts payable	$ 14,197
Accrued expenses	247,873
	$ 262,070
Computation of basic net capital requirement:	
Minimum net capital requirement (greater of $50,000 or 6 2/3 percent of aggregate indebtedness)	$ 50,000
Capital in excess of Net Capital Requirement	$ 34,930
Ratio: Aggregate indebtedness to net capital	3.09

No material differences exist between the above computation and the net capital computation included in the FOCUS report prepared by the Company as of September 30, 2008.

END

See paragraph on supplementary schedule in auditors' report